HORIZONTAL MARKETING CORP.

__________________________________________________________________________________________________________

M E M O R A N D U M

TO:

Claire Erlander

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Bradley R. Jones, President

Horizontal Marketing Corp.

DATE:

March 28, 2012

RE:

Horizontal Marketing Corp.

Registration Statement on Form S-1/A

File No. 333-178000

Filed:  January 31, 2012

__________________________________________________________________________________________________________

We submit Amendment No. 3 to the Registration Statement on Form S-1 which includes the financial statements pursuant to Rule 8-08 of Regulation S-X along with updates of pertinent dates in the registration statement.

In addition we have combined the disclosures to eliminate the duplicate headings of “Market For Common Stock And Related Shareholder Matters”.

Finally, we have updated relevant dates and corrected minor typographical errors which we have discovered/

In connection with the Company’s responding to the comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HORIZONTAL MARKETING CORP.

/s/ Bradley R. Jones

By:    Bradley R. Jones

Title: President and Chief Executive Officer,

          Principal Financial and Accounting Officer